Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 2

(To Prospectus dated July 29, 2013)

Plastec Technologies, Ltd.

13,935,057 Ordinary Shares and 1,181,122 Warrants (for Resale)

5,280,372 Ordinary Shares and 289,625 Warrants (for Issuance)

This Prospectus Supplement No. 2 amends and supplements the Prospectus dated July 29, 2013 relating to (A) 13,935,057 ordinary shares and 1,181,122 warrants of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus and (B) the issuance of (i) 3,520,000 ordinary shares underlying outstanding warrants issued in our IPO pursuant to a prospectus dated November 19, 2009, (ii) 289,625 ordinary shares and 289,625 warrants underlying unit purchase options originally issued to the underwriters in our IPO and their designees and 289,625 ordinary shares underlying the warrants included in the unit purchase options, and (iii) 1,181,122 ordinary shares underlying warrants sold in a private placement taking place simultaneously with our IPO to certain of our insiders (or “Insider Warrants”) to the extent such warrants are transferred prior to exercise, so that such warrants and unit purchase options may be exercised by their holders.

We will not receive any proceeds from the sale of the securities under this prospectus, although we could receive up to $13,582,903 upon the exercise of all of the Insider Warrants, up to $4,344,375 upon the exercise of the unit purchase options issued to the representative of the underwriters of our IPO and their designees, up to $3,330,687.50 upon the exercise of the warrants issuable upon exercise of such unit purchase options and up to $40,480,000 upon the exercise of the warrants issued in our IPO. Any amounts we receive from such exercises will be used for working capital and other general corporate purposes.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares and warrants that may be sold by them and the times and manner in which they may offer and sell the ordinary shares and warrants under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares and warrants are quoted on the OTC Bulletin Board under the symbols “PLTYF” and “PLTWF,” respectively. As of August 12, 2013, the closing sale price of our ordinary shares was $6.00 per share and the closing sale price of our warrants was $0.05 per warrant.

Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

This Prospectus Supplement No. 2 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on August 14, 2013, which is set forth below. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus dated July 29, 2013, and all amendments and supplements thereto, which are to be delivered with this prospectus supplement. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is August 14, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2013

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2013 second quarter and six months ended June 30, 2013. A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2013	2012
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	297,848	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and June 30, 2013, respectively	251,316	257,299
Inventories	88,811	97,467
Deposits, prepayment and other receivables	58,160	35,471
Total current assets	696,135	700,099

Property, plant and equipment, net	400,379	440,383
Prepaid lease payments, net	22,943	23,719
Other assets	10,883	14,503
Deferred tax assets	2,732	-
Intangible assets	438	438
Total assets	1,133,510	1,179,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	54,975	96,892
Trade payables	134,219	151,436
Other payables and accruals	95,909	115,715
Tax payable	39,206	25,225
Total current liabilities	324,309	389,268

Deferred tax liabilities	-	11,629
Total liabilities	324,309	400,897

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,598,128 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	107	112
Additional paid-in capital	57,340	85,332
Accumulated other comprehensive income	16,821	14,524
Retained earnings	734,933	678,277
Total shareholders’ equity	809,201	778,245

Total liabilities and shareholders’ equity	1,133,510	1,179,142

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
	2013	2012	2013	2012
	HK$	HK$	HK$	HK$

Revenues	300,381	353,510	595,067	613,643
Cost of revenues	(223,637)	(313,966)	(457,409)	(549,598)
Gross profit	76,744	39,544	137,658	64,045

Operating expenses, net
Selling, general and administrative expenses	(41,781)	(21,991)	(79,725)	(42,697)
Other income	2,644	530	2,730	1,117
Gain/(loss) on disposal of property, plant and equipment	(2,705)	(511)	(2,772)	38
Total operating expenses, net	(41,842)	(21,972)	(79,767)	(41,542)

Income from operations	34,902	17,572	57,891	22,503

Interest income	54	49	105	94
Interest expense	(290)	(554)	(678)	(1,214)
Income before income tax expense	34,666	17,067	57,318	21,383

Income tax expense	9,812	(3,044)	(662)	(4,618)
Net income	44,478	14,023	56,656	16,765

Other comprehensive income
Foreign currency translation adjustment	979	-	2,297	119
Comprehensive income attributable to Plastec Technologies, Ltd.	45,457	14,023	58,953	16,884

Net income per share:

Weighted average number of ordinary shares	13,666,376	14,342,697	13,725,640	14,685,790

Weighted average number of diluted ordinary shares	13,666,376	14,342,697	13,725,640	14,685,790

Basic income per share attributable to Plastec Technologies, Ltd.	HK$3.3	HK$1.0	HK$4.1	HK$1.1

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$3.3	HK$1.0	HK$4.1	HK$1.1

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at April 30, 2012 and at May 1, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the year	-	-	-	-	59,823	59,823
Share repurchases	(60,675)	-	(2,840)	-	-	(2,840)
Capital contribution	-	-	10,205	-	-	10,205
Cumulative translation adjustment	-	-	-	(990)	-	(990)
Balance at December 31, 2012 and at January 1, 2013	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the period	-	-	-	-	56,656	56,656
Share repurchases	(694,100)	(5)	(32,479)	-	-	(32,484)
Warrant repurchases (Note)			(31)			(31)
Capital contribution	-	-	4,518	-	-	4,518
Cumulative translation adjustment	-	-	-	2,297	-	2,297
Balance at June 30, 2013	13,598,128	107	57,340	16,821	734,933	809,201

Note: 80,000 warrants were re-purchased during the period

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2013	2012
	HK$	HK$
Operating activities
Net income	56,656	16,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,509	78,238
Loss/(gain) on disposal of property, plant and equipment	2,772	(38)
Deferred tax credit	(14,361)	-
Changes in operating assets and liabilities:
Trade receivables	5,983	(82,937)
Inventories	8,655	12,398
Deposits, prepayment and other receivables	(22,690)	(10,551)
Trade payables	(17,217)	9,865
Other payables and accruals	(19,805)	14,487
Tax payables	13,981	4,945
Net cash provided by operating activities	78,483	43,172

Investing activities
Purchase of property, plant and equipment	(19,842)	(32,352)
Proceeds from disposal of property, plant and equipment	1,833	5,997
Deposits for purchase of property, plant and equipment	(353)	(10,883)
Net cash used in investing activities	(18,362)	(37,238)

Financing activities
Repurchases of shares and/or warrants	(32,515)	(2,840)
Net repayment of bank borrowings	(41,917)	(10,204)
Repayment of capital lease obligations	-	(1,423)
Net cash used in financing activities	(74,432)	(14,467)

Net decrease in cash and cash equivalents	(14,311)	(8,533)

Effect of exchange rate changes on cash and cash equivalents	2,297	119

Cash and cash equivalents, beginning of period	309,862	187,072
Cash and cash equivalents, end of period	297,848	178,658

Supplementary disclosures of cash flow information:
Interest paid, net	573	1,120
Income taxes paid/(refunded)	1,043	(327)

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the second quarter ended June 30, 2013 compared to the second quarter ended June 30, 2012

We recorded an approximately 15% decline in revenue for the second quarter ended June 30, 2013 to HK$300.4 million compared to the corresponding period in the prior year. Whilst we continued our efforts in soliciting sales orders from existing customers for their new products launchings as well as orders from new customers, overall our sales declined during the period due to a reduction in lower margin products orders from our existing customers.

Despite the foregoing revenue decline, we recorded increased gross profit by approximately 94.1% to HK$76.7 million compared to the corresponding period in the prior year. The increased gross profit was attributable to better margins for those new products launched by our customers compared to lower margins product mix in the corresponding period in the prior year due to the difficult economic environment during that time, and also our on-going efforts in streamlining our manufacturing process and controlling direct wages and factory overheads, within the product mix requirements. As a result, our gross profit margin improved to 25.5% from 11.2% compared to the corresponding period in the prior year.

Total selling, general and administrative expenses increased by approximately 90.0% to HK$41.8 million compared to the corresponding period in the prior year, mainly as a result of increased salary and allowances for supervisory and administration staff during the period.

We recorded a tax credit of HK$9.8 million in the second quarter ended June 30, 2013 compared to an income tax expense of HK$3.0 million in the corresponding period in the prior year. The tax credit resulted from disposals of certain fixed assets associated with deferred tax liabilities that had to be eliminated and credited to the income statement.

Net income after tax increased by approximately 217.2% to HK$44.5 million in the second quarter ended June 30, 2013, compared to net income after tax of HK$14.0 million in the corresponding period in prior year.

Operating results for the six months ended June 30, 2013 compared to the six months ended June 30, 2012

Revenue for the six months ended June 30, 2013 decreased by approximately 3.0% to HK$595.1 million compared to the corresponding period in the prior year. However, we reported an increased and improved gross profit to HK$137.7 million in the six months ended June 30, 2013 compared to HK$64.0 million in the corresponding period in the prior year. In addition to our efforts in reducing costs of revenue, the improvement resulted from better margins for those new products launched by our customers compared to lower margins product mix in the corresponding period in the prior year due to the difficult economic environment during that time. Accordingly, our gross profit margin improved to 23.1% compared to 10.4% in the corresponding period in the prior year.

Total selling, general and administrative expenses increased by approximately 86.7% to HK$79.7 million compared to the corresponding period in the prior year mainly as a result of increased salary and allowances for supervisory and administration staff during the six month period.

Income tax expense, after the tax credit, was HK$0.7 million compared to HK$4.6 million in the corresponding period in the prior year.

We recorded net income after tax of HK$56.7 million in the six months ended June 30, 2013, compared to net income after tax of HK$16.8 million in the corresponding period in prior year, or increased by approximately 237.9%.

Balance sheet positions as at June 30, 2013 compared to December 31, 2012

Total assets decreased by HK$45.6 million or approximately 3.9% to HK$1,133.5 million as at June 30, 2013 compared to HK$1,179.1 million in the corresponding period in the prior year. This decrease was mainly attributed to a HK$40.0 million decrease in net book value of fixed assets, a HK$12.0 million decrease in cash and cash equivalents after paying for shares and publicly held warrants repurchased during the period, and a HK$8.7 million decrease in inventories, against a HK$22.7 million increase in deposits, prepayment and other receivables.

Total liabilities decreased by HK$76.6 million or approximately 19.1% to HK$324.3 million as at June 30, 2013 compared to HK$400.9 million in the corresponding period in the prior year. This decrease was mainly attributed to a HK$41.9 million decrease in bank borrowing, a HK$19.8 million decrease in other payables and accruals, a HK$17.2 million decrease in trade payables, and a HK$11.7 million elimination in deferred tax liabilities, against a HK$14.0 million increase in tax payable.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the six months ended June 30, 2013, we recorded HK$14.3 million cash outflow as compared to HK$8.5 million cash outflow in the same corresponding period in the prior year. We generated HK$78.5 million cash inflow from operating activities as compared to HK$43.2 million cash inflow in the same corresponding period in the prior year. The increase was mainly offset by net cash used in financing activities of HK$74.4 million including HK$32.5 million used in shares and publicly held warrants repurchases and HK$41.9 million for net repayment of bank borrowings during the period, while our net cash used in financing activities was HK$14.5 million mainly for net repayment of bank borrowings in the same corresponding period in the prior year. Net cash used in investing activities for the period was HK$18.4 million for purchase of property, plant and equipment, compared to HK$37.2 million in the same corresponding period in the prior year which included the new buildings construction in our Shenzhen plant in the PRC.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By: /s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

Dated: August 14, 2013

Exhibit 99.1

plastec technologies Reports UNAUDITED FISCAL 2013 Second QUARTER and six-month FINANCIAL RESULTS

Hong Kong – August 14, 2013 – Plastec Technologies, Ltd. - (OTCBB: PLTYF (ordinary shares), PLTWF (warrants), PLTEF (units)) (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, today reported unaudited financial results for the fiscal 2013 second quarter and six months ended June 30, 2013. See attached tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

FY 2013 Q2 Financial and Operating Highlights

(all comparisons to same period of prior year)

•	Sales of $38.5 million, a decrease of 15.0% as a result of a reduction in lower margin product orders from existing customers
•	Gross margin of 25.5%, compared to 11.2%, resulting primarily from streamlining of production costs during period and a more favorable product mix
•	Adjusted EBITDA of $8.6 million, compared to $7.2 million
•	Net income of $5.7 million, or $0.42 per diluted share based on 13.7 million diluted shares outstanding, compared to $1.8 million, or $0.13 per diluted share based on 14.3 million diluted shares outstanding

Fiscal 2013 Six-Month Financial and Operating Highlights

(all comparisons to same period of prior year)

•	Sales of $76.3 million, a decrease of 3.0%
•	Gross margin of 23.1%, compared to 10.4%
•	Adjusted EBITDA of $15.7 million, compared to $12.8 million
•	Net income of $7.3 million, or $0.53 per diluted share based on 13.7 million diluted shares outstanding, compared to $2.1 million, or $0.14 per diluted share based on 14.7 million diluted shares outstanding
•	$10.1 million in cash generated from operations for the six months ended June 30, 2013, compared to $5.5 million

Balance Sheet Highlights (at June 30, 2013)

•	$47.7 million in working capital at June 30, 2013, compared to $39.9 million at December 31, 2012
•	No long-term debt

Management Comments

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “Plastec had another good quarter and a strong first half of 2013. Despite operating in a slow growth macro environment, we saw solid margin expansion due to streamlining of our production costs and focus on higher margin product orders from our customers. Although our total orders were down compared to the prior year, the Company improved its gross margin, operating income, and overall profitability during the period. I believe our entire organization has done a great job in terms of driving productivity in what continues to be a low growth environment.”

Mr. Sze-To continued, “Our outlook for the rest of the year remains unchanged from the end of the first quarter. Macro indicators are increasingly mixed, which makes predicting the timing of our customer orders more difficult. However, we continue to focus on balancing cost and growth and increasing customer satisfaction. We have been pleased with our low default rate and feel this is a primary driver of customer retention throughout our history. We also remain confident that our business will continue to provide us with profitable growth opportunities in other markets where our precision molding service would provide a solid value proposition for new customers.”

Plastec Technologies, Ltd.	Page 2
August 14, 2013

Selected Financial Highlights in USD ($ in millions, except number of shares and per share data)
	3 months ended June 30, 2013	3 months ended June 30, 2012	Percentage Change	6 months ended June 30, 2013	6 months ended June 30, 2012	Percentage Change
Sales	$38.5	$45.3	-15.0%	$76.3	$78.7	-3.0%
Cost of Revenues	$28.7	$40.3	-28.8%	$58.6	$70.5	-16.8%
Gross Profit	$9.8	$5.1	94.1%	$17.6	$8.2	114.9%
Gross Profit Ratio	25.5%	11.2%		23.1%	10.4%

Income from Operations	$4.5	$2.3	98.6%	$7.4	$2.9	157.3%
Operating Margin	11.6%	5.0%		9.7%	3.7%

Net Income	$5.7	$1.8	217.2%	$7.3	$2.1	237.9%
Net Margin	14.8%	4.0%		9.5%	2.7%

Weighted Average Number of Diluted Ordinary Shares Outstanding	13,666,376	14,342,697		13,725,640	14,685,790
Diluted EPS	$0.42	$0.13	230.0%	$0.53	$0.14	272.7%
Adjusted EBITDA*	$8.6	$7.2	20.0%	$15.7	$12.8	23.0%

* Reconciliation Table At End of This Release

Balance Sheet Highlights in USD ($ in millions)
	6/30/2013	12/31/2012	Percentage Change
	(Unaudited)	(Audited)
Cash and Cash Equivalents	$38.2	$39.7	-3.9%
Total Current Assets	$89.2	$89.8	-0.6%
Total Assets	$145.3	$151.2	-3.9%
Working Capital	$47.7	$39.9	19.5%
Total Long-term Debt	0	0
Total Liabilities	$41.6	$51.4	-19.1%
Shareholders’ Equity	$103.7	$99.8	3.9%
Total Liabilities and Shareholders' Equity	$145.3	$151.2	-3.9%

2013 Second Quarter and First Half Financial Review

•	Total sales for the three months ended June 30, 2013 decreased to $38.5 million from $45.3 million in the prior-year period. The decline in total sales was largely due to a reduction in lower margin product orders from Plastec’s customers, with many choosing to focus orders on new models. Total sales for the six months ended June 30, 2013 were $76.3 million, compared to $78.7 million in the first half of 2012.

•	Despite lower sales during the quarter, the Company’s gross profit increased by 94.1% during the three month period ended June 30, 2013, and gross profit margin improved to 25.5% from 11.2% for the prior year period. The increase in gross profit and margin was due to a number of factors: a focus on new models from existing customers, which typically carry a much higher margin than second generation orders; a reduction in costs of revenues resulting from the Company’s efforts to further streamline its manufacturing process; and difficult economic conditions in the prior year period. For the six months ended June 30, 2013, the Company’s gross profit was $17.6 million, or 23.1% of revenues, compared to $8.2 million, or 10.4% of revenues, in the prior year period.

•	Income from operations was $4.5 million, or 11.6% of revenues, during the three months ended June 30, 2013, compared to $2.3 million, or 5.0%, in the prior-year period. This was largely due to increased gross profit during the period, offset by higher selling, general and administrative expenses as a result of increased salary and allowances for supervisory and administration staff during the period. For the first half of 2013, the Company reported income from operations of $7.4 million, or 9.7%, compared to $2.9 million, or 3.7%, during the first half of 2012.

•	Adjusted EBITDA for the three months ended June 30, 2013 was $8.6 million, compared to $7.2 million in the prior-year period. For the first half of 2013, adjusted EBITDA was 15.7 million, compared to $12.8 million in the first half of 2012.

Plastec Technologies, Ltd.	Page 3
August 14, 2013

•	Net income for the three months ended June 30, 2013 was $5.7 million, or $0.42 per share based on approximately 13.7 million weighted average diluted shares outstanding, compared to $1.8 million, or $0.13 per share based on approximately 14.3 million weighted average diluted shares, in the prior-year period. The Company recorded a tax credit of approximately $1.3 million in the second quarter ended June 30, 2013 compared to an income tax expense of approximately $0.4 million in the corresponding period in the prior year. The tax credit resulted from disposals of certain fixed assets associated with deferred tax liabilities that had to be eliminated and credited to the income statement. For the six months ended June 30, 2013, net income was $7.3 million, or $0.53 per share based on approximately 13.7 million weighted average diluted shares outstanding, compared to $2.1 million, or $0.14 per share based on approximately 14.7 million weighted average diluted shares, in the prior-year period.

Share Repurchase Update

In December 2012, the Company approved a twelve-month extension of its previously announced share repurchase plan through December 9, 2013, allowing Plastec to purchase up to $5 million of its ordinary shares in both open market and privately negotiated transactions at the discretion of the Company’s management and as market conditions allow. The Company also expanded the scope of the repurchase plan to include Plastec’s publicly-held warrants, with all other terms of the repurchase plan remaining unchanged. To date, the Company repurchased 758,775 shares and 80,000 warrants under its repurchase plan.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With approximately 5,400 employees, Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

Eli D. Scher, Director

eli@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

Katherine Yao, Associate

kyao@equityny.com

Plastec Technologies, Ltd.	Page 4
August 14, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
	2013	2012	2013	2012
	HK$	HK$	HK$	HK$

Revenues	300,381	353,510	595,067	613,643
Cost of revenues	(223,637)	(313,966)	(457,409)	(549,598)
Gross profit	76,744	39,544	137,658	64,045

Operating expenses, net
Selling, general and administrative expenses	(41,781)	(21,991)	(79,725)	(42,697)
Other income	2,644	530	2,730	1,117
Gain/(loss) on disposal of property, plant and equipment	(2,705)	(511)	(2,772)	38
Total operating expenses, net	(41,842)	(21,972)	(79,767)	(41,542)

Income from operations	34,902	17,572	57,891	22,503

Interest income	54	49	105	94
Interest expense	(290)	(554)	(678)	(1,214)
Income before income tax expense	34,666	17,067	57,318	21,383

Income tax expense	9,812	(3,044)	(662)	(4,618)
Net income	44,478	14,023	56,656	16,765

Other comprehensive income
Foreign currency translation adjustment	979	-	2,297	119
Comprehensive income attributable to Plastec Technologies, Ltd.	45,457	14,023	58,953	16,884

Net income per share:

Weighted average number of ordinary shares	13,666,376	14,342,697	13,725,640	14,685,790

Weighted average number of diluted ordinary shares	13,666,376	14,342,697	13,725,640	14,685,790

Basic income per share attributable to Plastec Technologies, Ltd.	HK$3.3	HK$1.0	HK$4.1	HK$1.1

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$3.3	HK$1.0	HK$4.1	HK$1.1

Plastec Technologies, Ltd.	Page 5
August 14, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2013	2012
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	297,848	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and June 30, 2013, respectively	251,316	257,299
Inventories	88,811	97,467
Deposits, prepayment and other receivables	58,160	35,471
Total current assets	696,135	700,099

Property, plant and equipment, net	400,379	440,383
Prepaid lease payments, net	22,943	23,719
Other assets	10,883	14,503
Deferred tax assets	2,732	-
Intangible assets	438	438
Total assets	1,133,510	1,179,142

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	54,975	96,892
Trade payables	134,219	151,436
Other payables and accruals	95,909	115,715
Tax payable	39,206	25,225
Total current liabilities	324,309	389,268

Deferred tax liabilities	-	11,629
Total liabilities	324,309	400,897

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,598,128 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	107	112
Additional paid-in capital	57,340	85,332
Accumulated other comprehensive income	16,821	14,524
Retained earnings	734,933	678,277
Total shareholders’ equity	809,201	778,245

Total liabilities and shareholders’ equity	1,133,510	1,179,142

Plastec Technologies, Ltd.	Page 6
August 14, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2013	2012
	HK$	HK$
Operating activities
Net income	56,656	16,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,509	78,238
Loss/(gain) on disposal of property, plant and equipment	2,772	(38)
Deferred tax credit	(14,361)	-
Changes in operating assets and liabilities:
Trade receivables	5,983	(82,937)
Inventories	8,655	12,398
Deposits, prepayment and other receivables	(22,690)	(10,551)
Trade payables	(17,217)	9,865
Other payables and accruals	(19,805)	14,487
Tax payables	13,981	4,945
Net cash provided by operating activities	78,483	43,172

Investing activities
Purchase of property, plant and equipment	(19,842)	(32,352)
Proceeds from disposal of property, plant and equipment	1,833	5,997
Deposits for purchase of property, plant and equipment	(353)	(10,883)
Net cash used in investing activities	(18,362)	(37,238)

Financing activities
Repurchases of shares and/or warrants	(32,515)	(2,840)
Net repayment of bank borrowings	(41,917)	(10,204)
Repayment of capital lease obligations	-	(1,423)
Net cash used in financing activities	(74,432)	(14,467)

Net decrease in cash and cash equivalents	(14,311)	(8,533)

Effect of exchange rate changes on cash and cash equivalents	2,297	119

Cash and cash equivalents, beginning of period	309,862	187,072
Cash and cash equivalents, end of period	297,848	178,658

Supplementary disclosures of cash flow information:
Interest paid, net	573	1,120
Income taxes paid/(refunded)	1,043	(327)

Plastec Technologies, Ltd.	Page 7
August 14, 2013

PLASTEC TECHNOLOGIES, LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

(Hong Kong dollars in thousands)

		3 Months ended		6 Months ended
		June 30	June 30	June 30	June 30
		2013	2012	2013	2012
		HK$	HK$	HK$	HK$

Net Income (note)		44,539	14,004	56,698	15,610

Plus	Interest expenses	290	554	678	1,214
Minus	Interest incomes	(54)	(49)	(105)	(94)
Plus	Income tax expenses	(9,812)	3,044	662	4,618

Income from operations		34,963	17,553	57,933	21,348

Plus	Depreciation and Amortization	32,292	38,474	64,509	78,238

Adjusted EBITDA		67,255	56,027	122,442	99,586

Note: Excl. other incomes and gain/(loss) on disposals

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization